JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

February 14, 2008

Mr. Jorge Bonilla, Senior Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Diversified Restaurants, Inc. – Registration Statement on Form SB-2

(File No. 333-145316) [JH&M File No. 3570.05]

Dear Mr. Bonilla:

This firm represents Diversified Restaurants, Inc., which filed a Form SB-2 Registration Statement on August 10, 2007.  Your office provided comments to the filing by your letter dated September 6, 2007, we responded to that letter by filing Amendment No. 1 to the Registration Statement on October 22, 2007.  Subsequently, you provided additional comments to us by your letter dated November 5, 2007.  We responded to that letter by filing Amendment No. 2 to the Registration Statement on December 13, 2007.  Subsequently, you provided additional comments to us by your letter dated December 28, 2007 (the "Comment Letter").  In your comment letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your original comment letter and which provides any supplemental information requested.  At this time, we are submitting on behalf of the Registrant Amendment No. 2 to the Registration Statement on Form SB-2 and we are also forwarding a redline copy of the Registration Statement, which highlights changes from the original filing.  The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Form SB-2A

General

In accordance with Item 310(g) of Regulation S-B, we have now included the updated financial statement and related notes for the nine months ending September 30, 2007 and 2006.

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Mr. Jorge Bonilla

February 14, 2008

Independent Auditors Report, Page 48

2.

An auditors report has been included on the financial statements for period ending December 31, 2006 and this audit report is signed including the city and state where issued.

Note 1 - Business and Summary of Significant Accounting Policies, Page 38

Accounts Receivable – Related Party, Page 39

3.

The following wording has been added to Note 1 of the September 30, 2007 financial statements in order to clarify the disclosure and to disclose the nature of the amounts included in the construction process and the accounting policy relating to those costs.  The wording is as follows:

The Company capitalizes as restaurant construction in process costs incurred in connection with the design, build out and furnishing of its owned restaurants.  Such costs consist primarily of leasehold improvements, directly related "soft costs" such as architectural and design fees, construction period interest (when applicable) and equipment, furniture and fixtures not yet placed in service.

Restaurant construction in process is not amortized or depreciated until the related assets are placed into service.

Related Party Transactions, Page 43

4.

Pursuant to your request, we have revised Note 2 in accordance with paragraph 13 FIN 45 for the September 30, 2007 financial statements to read as follows:

"The Company is a guarantor of debt of two corporations related through common ownership.  These corporations are also under common control with the Company.  Under the terms of the guarantees, the Company's maximum liability is equal to the unpaid principal and any unpaid interest.  There are currently no separate agreements that provide recourse for the Company to recover any amounts from third parties should the Company be required to pay any amounts under the guarantees, and there are no assets held either as collateral or by third parties, that, under the guarantee, the Company could liquidate to recover all or a portion of any amounts required to be paid under the guarantee.  The event or circumstance that would require the Company to perform under the guarantee is an "event of default".  An "event of default" is defined in the agreements principally as a) default of any liability, obligation, or covenant with the bank, including failure to pay, b) failure to maintain adequate collateral security value or, c) default of any material liability or obligation to another party.  As of September 30, 2007, the carrying amount of the underlying debt obligations of the related entities is, in aggregate, approximately $1,440,000 and the Company's guarantee extends for the life of the debt agreements which both expire in 2014.

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Mr. Jorge Bonilla

February 14, 2008

This amount is also the maximum potential amount of future payments the Company could be required to make under the guarantees.  As noted above, the Company and the corporations for which it has provided the guarantees are under "common control" and in accordance with Financial Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, the initial recognition and measurement provisions of FIN 45 do not apply."

In addition, we have also considered paragraph 9 of FIN 45 as it relates to the initial recognition and measurement of these guarantees. Paragraph 7 (f) of FIN 45 indicates the following:

The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements:

(f)

A guarantee issued either between parents and their subsidiaries or between corporations under common control.

The guarantees by the Company indicated in Note 2 to the September 30, 2007 financial statements are between "corporations under common control" and hence the initial recognition and measurement provisions of the statement do not apply.  We have also revised our disclosure as noted above to reflect this.

Consolidated Financial Statements for period ending December 31, 2006 and 2005

Principals of Consolidation, Page 47

5.

The following is a detailed explanation of how we determined the fair value of the net assets acquired and the related changes to disclosure.

As noted in our prior response, we believe that Paragraph 6 of Statement No. 141 requires us to utilize the fair value of the consideration received, versus the fair value of the consideration given, because the fair value of the consideration received is more clearly evident and thus more reliably measured in applying purchase accounting to the transaction.

In determining the fair value of the consideration received, the Company took into account the following factors:

1)

The Company considered the nature of the items comprised by AMC, LLC's balance sheet at the time of acquisition and whether any of those items had fair values in excess of their carrying values:

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Mr. Jorge Bonilla

February 14, 2008

ASSETS	AMC Group LLC
Cash and cash equivalents	$1,070,075
Accounts receivable and other assets	$ 119,573
Property and equipment, net	25,934
Total assets	$1,215,582

LIABILITIES AND EQUITY
Accrued liabilities	$ 37,120
Notes payable – related party	1,000,000
Total liabilities	1,037,120
Total members' equity	178,462
Total liabilities and members' equity	$1,215,582

As is evident from the above balance sheet, the nature of the assets and liabilities acquired is such that carrying value equals fair value.  The net property and equipment acquired consisted of routine office equipment, which did not give rise to any discernable difference between carrying value and book value.  The company also fully expected to settle the related parry notes payable at carrying value, and did in fact do so.

2)

The Company considered whether any unrecorded goodwill or intangible assets existed (using the guidance in Statement No. 142).  The Company considered whether any of the following items existed:

a.

Goodwill - the Company considered the fact that AMC, LLC had been in existence a short time and thus had no established or predictable earnings history. In addition, the Company considered the fact that 100% of AMC's revenues came from entities under common control with AMC.  Such entities were also related to the Company (though there were no transactions with them prior to the acquisition) through the Company's majority stockholder, T. Michael Ansley.  Accordingly, the Company concluded that there was no basis for recording goodwill from the transaction.

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Mr. Jorge Bonilla

February 14, 2008

b.

Patents - AMC held no patents and the Company was aware of nothing held or performed by AMC that could be patented.

c.

Trademarks - AMC held no trademarks.

d.

Customer Lists - As noted above, 100% of AMC's revenues came from entities related to the Company (and AMC) prior to AMC's acquisition.  Accordingly, the Company determined that there was no separate value to such customer list.

e.

Company Name - The Company considered it's analysis of potential goodwill, the limited time that AMC had been in business, the related parry nature of AMC's revenues and determined that there was no discernable brand value to AMC's name at the time of acquisition.

f.

Covenants Not To Compete - No such agreements existed at the time of acquisition, nor were any issued in connection with the acquisition.

We have also revised our disclosure relating to the transaction that appears in Note 3 to the December 31, 2006 and Note 4 to the September 30, 2007 financial statements to read as follows:

"Effective December 31, 2006, DRI-I issued 4,500,000 shares of its $.0001 par value common stock in exchange for 100% of the ownership of AMC Group, LLC.  The transaction was accounted for in accordance with Financial Accounting Standards Board Technical Bulletin 85-5 Issues Relating to Accounting for Business Combinations (FTB 85-5) and Statement of Financial Accounting Standards, No. 141, Business Combinations (FAS No. 141).  Under FTB 85-5 purchase accounting in accordance with SFAS No. 141, must be applied to the minority interest exchanged in the transaction.  In applying purchase accounting under SFAS No. 141, if the consideration given in a business combination is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.  Management determined that the transaction should be recorded at the fair value of the consideration received (the book value of AMC's net assets of $178,462) since it believed that this was the more clearly evident value and thus more reliably measured.  In making this determination, we considered the nature of the net assets acquired (cash, trade receivables, office equipment, trade and related party payables), the nature of the acquired business (longevity, historical profitability, related party nature of income source, etc.) as well as the fact that a market value by active trading for valuing DRH's common stock had not occurred at the time of the transaction.  In determining the fair value of AMC's net assets, management considered that AMC's identified assets as noted above had net fair values that equaled (cash, receivables and payables) or approximated (equipment) their carrying values.  In addition, management considered whether any goodwill or intangible assets (such as patents, trademarks, customer lists, non-compete covenants, etc.) existed that should be valued, and determined that no such goodwill or intangible assets existed at the date of the transaction.

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Mr. Jorge Bonilla

February 14, 2008

Independent Auditors Report on Supplemental Information, Page 59

The independent auditors report on supplemental information previously included was erroneously included with the prior filing and has been removed.

We trust these comments are helpful in facilitating your review of the amended Registration Statement and we appreciate your responsiveness to our filing.  If you should have any questions on these responses or if you need clarification of the issues discussed in this letter, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

T. Michael Ansley

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